                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2003

                              SEAT PAGINE GIALLE S.P.A.
                 (Translation of registrant's name into English)

                     VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Registered Office: Via Grosio n. 10/8, Milan; secondary office Via Aurelio Saffi n. 18, Turin; Capital stock

€ 341,183,511.30 fully paid-up, Milan Register of Companies No. and Revenue Code 12213600153

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The New SEAT Pagine Gialle securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. New SEAT Pagine Gialle ordinary shares and New SEAT Pagine Gialle savings shares are intended to be made available within the United States in connection with the spin-off pursuant to an exemption from the registration requirements of the Securities Act.

NOTICE TO SHAREHOLDERS

The extraordinary and ordinary shareholders’ meeting of SEAT PAGINE GIALLE S.p.A., meeting on first convocation on 9 May 2003, resolved:

•

to amend the following articles of the company by-laws: art 6 (“Shares”), regarding methods for satisfying the savings share privilege; art. 12 (“Ordinary and Extraordinary Shareholders’ Meeting”), regarding the reference made to legal provisions for determination of the constitutive and deliberative quorum; art. 15 (“Constitution of the Board of Directors”) regarding a technical clarification; art. 17 (“Board Meetings”) regarding the methods for the report to be provided to the Board of Statutory Auditors under the terms of article 150 of Legislative Decree no. 58/98; art. 23 (“Board of Statutory Auditors”) regarding the power to hold meetings of the Board of Statutory Auditors by videoconferencing or audioconferencing.

•

to appoint as a member of the Board of Directors Dott. Riccardo Perissich, who was also elected Chairman during the Board meeting which followed the shareholders’ meeting.

•

to approve (i) the balance sheet of SEAT PAGINE GIALLE S.p.A. to 31 December 2002, which shows a loss of € 151,945,945.49, to cover this loss by drawing an equal amount from the “Share Premium Reserve” and to allocate a portion of the “Share Premium Reserve” of € 8,476,197.74 to the “Advance Depreciation Reserve”, and (ii) the Board of Directors’ Management Report.

•

to arrange for payment of a dividend of € 0.003 for each of the 187,689,368 savings shares issued, for a total of € 563,068.104, by drawing an equal amount from the “share premium reserve” as of 22 May 2003.

•

to approve the plan for a partial proportional split of SEAT PAGINE GIALLE S.p.A. by transfer of the directories business (telephone-related publishing, telephone assistance services and business information services) to a newly constituted beneficiary company, and as a result: (i) to amend the following articles of the by-laws of the split company: art. 1 (“Name”), art. 2 (“Registered Office”), art. 5 (“Amount of Share Capital”); (ii) to approve the deed of incorporation and by-laws of the Spun-off company and, therefore, the appointment of its management bodies; approval of the application for the ordinary and savings shares in the beneficiary company to be admitted for trading in regulated markets; assignment to the auditing company Reconta Ernst & Young S.p.A., for the three-year period 2003, 2004 and 2005, of the task of auditing the balance sheet and consolidated balance sheet of the beneficiary company, and of performing a limited audit of the half-yearly report in addition to other periodic checks.

Please also note that:

•

the coupon representing the dividend is no. 3 and the detachment date will be 19 May 2003.

•

the total dividend does not constitute a profit under the terms of article 44 of Presidential Decree no. 917 of 22 December 1986 and subsequent amendments, given that it is a distribution of reserves constituted by share issue premiums. Consequently, collection of the dividend does not give the right to a tax credit.

•

The file – containing the consolidated balance sheet and other documents required under article 77 of Consob Decision no. 11971/1999 and subsequent amendments – is available to the public at the registered office in Milano, at Via Grosio no. 10/8, at the secondary office in Turin, at Via Aurelio Saffi n. 18, as well as at the market management company; it will also be available on the www.seat.it website. The aforesaid documentation may also be requested by writing to the following e-mail address ufficio.societario@seat.it.

•

The minutes of the meeting called to approve the balance sheet will be made available to the public as of the seventh day after the meeting itself.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 14th, 2003

                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)

                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer